UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No.            )

CP Ships Limited (Name of Issuer)
Common Shares, without par value (including Common Share Purchase Rights) (Title of Class of Securities)
22409V102 (CUSIP Number)

Wilmer Cutler Pickering Hale and Dorr LLP
2445 M Street NW
Washington, DC 20037
Attn: Erika L. Robinson
Telephone: 202-663-6000
Telecopy: 202-663-6363
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 20, 2005 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 under the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 13 Pages)

CUSIP NO. 22409V102	13D	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ship Acquisition Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS 00

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION New Brunswick, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 83,972,849 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 83,972,849

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,972,849

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.1%

14.	TYPE OF REPORTING PERSON CO

CUSIP NO. 22409V102	13D	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TUI AG

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS 00

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 83,972,849 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 83,972,849

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,972,849

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.1%

14.	TYPE OF REPORTING PERSON CO

CUSIP NO. 22409V102	Page 4 of 13 Pages

ITEM 1.    Security and Issuer.

        The name of the issuer is CP Ships Limited (the "Company"). The address of the Company's principal executive offices is 2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom. The title of the class of equity securities to which this Schedule 13D relates is the Company's common shares, no par value, including common share purchase rights (the "Common Shares").

ITEM 2.    Identity and Background.

        Ship Acquisition Inc. (the "Offeror") is a corporation organized under the laws of New Brunswick, Canada. The Offeror was organized solely for the purposes of making the Offer (as defined below) and has not otherwise carried on any activities to date other than those incidental to its formation and the Offer. The address of the Offeror's principal executive office is 199 Bay Street, Suite 2800, Commerce Court West, Toronto, Ontario, Canada M5L 1A9. For additional information with respect to the Offeror, see the section entitled "The Offeror and TUI" in the Offer and Circular dated August 30, 2005 (the "Offer and Circular"), which is an exhibit hereto and which is incorporated herein by reference.

        TUI AG ("TUI") indirectly owns or controls all of the issued and outstanding share capital of the Offeror. TUI AG is a corporation organized under the laws of Germany. TUI is the parent company of the TUI group of companies, whose core businesses are tourism and shipping. The address of TUI's principal executive office is Karl-Wiechert-Allee 4, D-30625 Hanover, Germany. For additional information with respect to TUI, see the section entitled "The Offeror and TUI" in the Offer and Circular.

        (a), (b), (c) and (f): The name, present principal occupation or employment and citizenship of each of the directors and executive officers of the Offeror and TUI are set forth on Schedule I, which is incorporated herein by reference. The business address of the Offeror's executive officers and directors is 99 Bay Street, Suite 2800, Commerce Court West, Toronto, Ontario, Canada M5L 1A9. The business address of TUI's executive officers and directors is Karl-Wiechert-Allee 4, D-30625 Hanover, Germany.

        (d) and (e): Neither the Offeror nor TUI, nor, to the best of the Offeror's and TUI's knowledge, any of their respective executive officers or directors, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in it or they being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 22409V102	Page 5 of 13 Pages

ITEM 3.    Source and Amount of Funds or Other Consideration.

        The Offeror offered (the "Offer"), on the terms and subject to the conditions of the Offer and Circular, to purchase all of the Company's outstanding Common Shares (including the Common Shares which may become outstanding after the date of the Offer and Circular upon the exercise of outstanding options, warrants, convertible notes and other rights) at a price of $21.50 per share, less any required withholding taxes and without interest.

        The Offeror and TUI currently estimate that the total amount of cash required to purchase all of the Common Shares on a fully-diluted basis would be approximately $2.0 billion. On October 25, 2005, the Offeror paid approximately $1.8 billion for the Common Shares taken up in the Offer.

        The Offeror entered into a term loan bridge facility agreement dated August 20, 2005, with Bayerische Hypo- und Vereinsbank AG, Citigroup Global Markets Limited, Deutsche Bank AG London Branch, Commerzbank Aktiengesellschaft, The Royal Bank of Scotland PLC and WestLB AG as mandated lead arrangers, together with the initial lenders under the facility agreement and HVB Banque Luxembourg Société Anonyme in its capacity as agent. Approximately € 510 million under the term loan facility was used to finance the amount required for the acquisition of the Common Shares pursuant to the Offer.

        On August 21, 2005, TUI announced its intention to effect a capital increase by means of a public rights offering in Germany. On September 13, 2005, TUI raised approximately € 1 billion in the offering, which has been underwritten by a syndicate of investment banks. TUI has used the proceeds of such public rights offering to make funds available to the Offeror to purchase the Common Shares.

        For additional information with respect to the Source and Amount of Funds or Other Consideration, see the section entitled "Source of Funds" in the Offer and Circular, which is incorporated herein by reference.

ITEM 4.    Purpose of Transaction.

        This Schedule 13D relates to the acquisition of all Common Shares validly deposited pursuant to the Offer, as of 6 p.m. on October 18, 2005 in connection with the Offer and not withdrawn. The purpose of the Offer was to acquire all of the Common Shares.

        As of 6 p.m. on October 18, 2005, all of the conditions mentioned in the Offer had been fulfilled or waived and on October 20, 2005 the Offeror took up the Common Shares deposited in the Offer and not withdrawn. On October 25, 2005, the Offeror paid for such shares.

CUSIP NO. 22409V102	Page 6 of 13 Pages

        (a), (b) and (c):

        The Offeror intends to cause a special meeting of shareholders of the Company to be called to consider an amalgamation pursuant to which TUI would indirectly acquire 100% of the Common Shares (the "Amalgamation"). The approval of at least 66 2/3% of the votes cast by holders of the outstanding Common Shares would be required at a meeting duly called and held for the purpose of approving the Amalgamation. The Offeror would cause the Common Shares acquired under the Offer to be voted in favor of such a transaction. The Amalgamation is expected to be completed by December 31, 2005.

        The Company has outstanding $200,000,000 aggregate principal amount of 4% convertible senior subordinated notes due March 1, 2024 (the "Convertible Notes") and $200,000,000 aggregate principal amount of 10.375% senior notes due July 15, 2012 (the "High Yield Notes"). TUI intends to cause the Company to redeem the High Yield Notes following the take-up of the Common Shares at the redemption price provided for in the indenture governing the High Yield Notes, namely an amount equal to 100% of the principal amount of the High Yield Notes, plus a redemption premium calculated in the manner provided for in such indenture and accrued and unpaid interest to the redemption date. In addition, CP Ships will be required under the indenture governing the Convertible Notes, within 30 business days after the Offeror acquires all or substantially all of the Common Shares under the Offer, to mail an offer to purchase for cash all outstanding Convertible Notes at a price equal to 100% of the principal amount of such Convertible Notes plus any accrued and unpaid interest to but excluding the purchase date.

        For additional information with respect to the acquisition by any person of additional securities of the Company, the disposition of securities of the Company, an extraordinary corporate transaction or a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, see the sections entitled "Acquisition of Shares Not Deposited" and "Background to and Reasons for the Offer — High Yield Notes and Convertible Notes" of the Offer and Circular, which is incorporated herein by reference.

        (d): It is expected that certain changes may be effected with respect to the composition of the board of directors of the Company to allow nominees of the Offeror to be appointed.

        (e): Not applicable.

        (f): The Offeror intends to conduct a review of the Company's service offerings and business strategy with a view to determining how best to combine the Company's operations with those of Hapag Lloyd Container Linie GmbH, a subsidiary of TUI, in order to maximize synergies and achieve operational effectiveness.

        (g): Not applicable.

        (h): The rules and regulations of the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE") establish certain criteria which, if not met, could lead to the delisting of the Common Shares from such exchanges. Among such criteria are the number of shareholders and the number and aggregate market value of Common Shares publicly held. Following the Amalgamation, the Common Shares would fail to meet the criteria for continued listing on the TSX and NYSE. If this were to happen, the Common Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Common Shares. It is the intention of the Offeror to apply to delist the Common Shares from such exchanges after completion of the Amalgamation.

CUSIP NO. 22409V102	Page 7 of 13 Pages

        (i): If the Offeror completes the Amalgamation, it may be possible to take steps to cease to be subject to applicable public reporting requirements under Section 12(g)(4) of the Securities and Exchange Act of 1934, as amended. TUI intends to cause the Company to cease to be a reporting issuer under the securities laws of the United States at such time as applicable securities laws permit it to do so.

        (j): Not applicable.

ITEM 5.    Interest in Securities of the Issuer.

        (a): The aggregate number of Common Shares as to which the reporting persons may be considered to have beneficial ownership is 83,972,849. Based upon publicly available documents, as of October 20, 2005, this represents approximately 89.1% of the number of outstanding Common Shares on a fully diluted basis. To the knowledge of the Offeror and TUI, none of the executive officers or directors of the Offeror or TUI beneficially owns any of the Common Shares.

        (b): The reporting persons have shared power to dispose or to direct the disposition of the Common Shares of the Company that they are deemed to beneficially own.

        (c), (d) and (e): Not applicable.

ITEM 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        On August 20, 2005, TUI and the Company entered into a Support Agreement pursuant to which TUI agreed to make the Offer to purchase all of the Common Shares. In the Support Agreement, the Company also agreed to use its commercial reasonable efforts to assist TUI in settling on and implementing a strategy and process for the retirement of the High Yield Notes as soon as possible following the take up date for the Common Shares and of the Convertible Notes within a time frame following the take up date that is acceptable to TUI. For a further description of the Support Agreement, see the section entitled "Description of Support Agreement" of the Offer and Circular, which is incorporated herein by reference.

CUSIP NO. 22409V102	Page 8 of 13 Pages

ITEM 7.    Material to be Filed as Exhibits.

99.1	Offer and Circular dated August 30, 2005 (1)
99.2	Letter of Transmittal (1)
99.3	Notice of Guaranteed Delivery (1)
99.4	Notice of Extension (2)
99.5	Notice of Variation (3)
99.6	Term Loan Bridge Facility Agreement
99.7	Support Agreement date August 20, 2005
99.8	Joint Filing Agreement

(1)
Incorporated by reference to Ship Acquisition Inc.'s Schedule 14D-1F (File No. 005-77959) filed with the Securities and Exchange Commission on September 1, 2005.

(2)
Incorporated by reference to Ship Acquisition Inc.'s Amendment No. 1 to Schedule 14D-1F/A (File No. 005-77959) filed with the Securities and Exchange Commission on October 7, 2005.

(3)
Incorporated by reference to Ship Acquisition Inc.'s Amendment No. 2 to Schedule 14D-1F/A (File No. 005-77959) filed with the Securities and Exchange Commission on October 20, 2005.

CUSIP NO. 22409V102	Page 9 of 13 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHIP ACQUISITION INC.

Dated: October 31, 2005

By: /s/ Dieter Brettschneider

Name: Dieter Brettschneider

Title: President and Chief Executive Officer

TUI AG

Dated: October 31, 2005

By: /s/ Michael Frenzel

Name: Dr. Michael Frenzel

Title: Chairman and Chief Executive Officer

CUSIP NO. 22409V102	Page 10 of 13 Pages

ITEM 8.

EXHIBIT INDEX

99.1	Offer and Circular dated August 30, 2005 (1)
99.2	Letter of Transmittal (1)
99.3	Notice of Guaranteed Delivery (1)
99.4	Notice of Extension (2)
99.5	Notice of Variation (3)
99.6	Term Loan Bridge Facility Agreement
99.7	Support Agreement date August 20, 2005
99.8	Joint Filing Agreement

(1)
Incorporated by reference to Ship Acquisition Inc.'s Schedule 14D-1F (File No. 005-77959) filed with the Securities and Exchange Commission on September 1, 2005.

(2)
Incorporated by reference to Ship Acquisition Inc.'s Amendment No. 1 to Schedule 14D-1F/A (File No. 005-77959) filed with the Securities and Exchange Commission on October 7, 2005.

(3)
Incorporated by reference to Ship Acquisition Inc.'s Amendment No. 2 to Schedule 14D-1F/A (File No. 005-77959) filed with the Securities and Exchange Commission on October 20, 2005.

CUSIP NO. 22409V102	Page 11 of 13 Pages

SCHEDULE I

Offeror

Executive Officers

Name	Principal Occupation	Citizenship
Dieter Brettschneider	Secretary General of TUI AG	Germany
Horst Baier	Head of Group Accounting of TUI AG	Germany
Holger Oetjen	Area Manager Canada of Hapag-Lloyd AG	Germany
Brian Westlake	Partner of Blakes, Cassels & Graydon LLP	Canada
Bliss White	Partner of Blakes, Cassels & Graydon LLP	Canada

Directors

Name	Principal Occupation	Citizenship
Dieter Brettschneider	Secretary General of TUI AG	Germany
Holger Oetjen	Area Manager Canada of Hapag-Lloyd AG	Germany
Brian Westlake	Partner of Blakes, Cassels & Graydon LLP	Canada

CUSIP NO. 22409V102	Page 12 of 13 Pages

TUI

Executive Officers

Name	Principal Occupation	Citizenship
Michael Frenzel	Chief Executive Officer of TUI AG	Germany
Rainer Feuerhake	Chief Financial Officer of TUI AG	Germany
Peter Engelen	Officer of Human Resources and Legal Affairs of TUI AG	Germany
Sebastian Ebel	Officer of Platforms of TUI AG	Germany

Directors

Name	Principal Occupation	Citizenship
Jürgen Krumnow	Chairman of TUI AG	Germany
Jan Kahmann	Deputy Chairman of TUI AG Member of the Federal Executive Board of the United Services Trade Union	Germany
Jella Susanne Benner-Heinacher	Solicitor, Managing Director of Deutsche Schutzvereinigung für Wertpapierbesitz e.V.	Germany
Uwe Klein	Clerk of Hapag-Lloyd AG	Germany
Fritz Kollorz	Member of the Executive Board of the Mining, Chemical and Energy Industrial Union	Germany
Christian Kuhn	Travel agent of TUI Deutschland GmbH	Germany
Dietmar Kuhnt	Member of Supervisory Board of RWE AG	Germany
Roberto López Abad	Managing director of Caja de Ahorros del Mediterràneo	Spain

CUSIP NO. 22409V102	Page 13 of 13 Pages

Abel Matutes Juan	Managing director of Grupo Empresas Matutes	Spain
Klaus Liesen	Chairman of the Supervisory Board of E.ON Ruhrgas AG	Germany
Petra Oechtering	Travel agent of TUI Leisure Travel GmbH	Germany
Carmen Riu Guell	Chairwoman of the board of RIU Hotels S.A.	Spain
Hans-Dieter Rüster	Aircraft engineer of Hapag-Lloyd Flug GmbH	Germany
Marina Schmidt	Clerk of TQ3 Travel Solutions Germany GmbH	Germany
Manfred Schneider	Chairman of the Supervisory Board of Bayer AG	Germany
Ekkehard Schulz	Chairman of the Executive Board of ThyssenKrupp AG	Germany
Hartmut Schulz	Clerk of Hapag-Lloyd Flug GmbH	Germany
Ilona Schulz-Müller	Representative for equality in the Federal Executive Board of the United Services Trade Union	Germany
Olaf Seifert	Head of the Group Controlling Department of TUI AG	Germany
Franz Vranitzky	Chancellor (retrd.) of the Republic of Austria	Germany